FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 30, 2003

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated September 2, 2003

2.	Press release dated September 2, 2003

3.	Press release dated September 3, 2003

4.	Press release dated September 15, 2003

5.	Press release dated September 16, 2003

6.	Press release dated September 16, 2003

7.	Press release dated September 17, 2003

8.	Press release dated September 22, 2003

9.	Press release dated September 29, 2003

Item 1.

Key message points for journalists and analysts:

•	The ARM1026EJ-S core will enhance Toshiba’s portfolio in the high-performance product market, which will include next-generation hand-held and digital consumer products.

•

This licensing announcement marks the continued proliferation of the ARM1026EJ-S core in the high-performance market. Toshiba will benefit from reduced development costs and a shorter development cycle time, which is essential in pursuit of the demanding next-generation product market.

•	This licensing announcement builds on ARM’s successful custom SoC business and builds on a five-year relationship with Toshiba, which continues to base its products on ARM cores in order to strengthen its position in the embedded sector.

TOSHIBA LICENCES HIGH-PERFORMANCE ARM CORE FOR CUSTOM
SoC BUSINESS

ARM technology facilitates Toshiba’s SoC business in high-performance applications including next-generation hand-held and digital consumer products

TOKYO, JAPAN AND CAMBRIDGE, UK – Sept. 2, 2003 – Toshiba Corporation, a world-leading semiconductor manufacturer, and ARM [(LSE:ARM}; Nasdaq: ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced an extension to their strategic partnership with a new licensing agreement. In recognition of the proven strengths of the ARM® architecture, Toshiba has licensed the ARM1026EJ-S™ core for use in enabling innovative system-on-chip (SoC) applications to enhance its portfolio in the next-generation digital product market.

Toshiba has been an ARM Partner since 1998 through previous licensing of the ARM7™ core and ARM9™ core families.

As a provider of diverse SoC solutions, Toshiba promotes a strategy grounded in wide-ranging support for next-generation hand-held, digital consumer products and network communication applications. Licensing the ARM1026EJ-S core will facilitate Toshiba’s expansion of its high-performance product portfolio, which targets rapidly expanding high-specification product demand.

The ARM1026EJ-S core is a flexible, high performance, low power CPU which features ARM Jazelle® technology for Java acceleration, dual 32/64-bit configurable AMBA™ AHB interfaces for increased bandwidth, and a single development toolkit for reduced development costs and cycles. The flexibility, high performance and low-power demands of the ARM1026EJ-S core will be key features of the high-performance SoC that Toshiba aims to produce by the second quarter of 2004.

“Toshiba has already achieved considerable success from using the ARM architecture, as ARM technology provides us with the most advanced building blocks available for producing cutting-edge digital devices,” said Tooru Masaoka, general manager of the Custom and Telecom. SoC Division at Toshiba’s Semiconductor Company. “By adding the ARM10™ family core to our product portfolio, we will be able to deliver a range of solutions that target Internet appliances, home gateways, image processing and PDAs. Demand for these types of products is expanding significantly and the ARM1026EJ-S core will enable us to accelerate the introduction of our next-generation products into these highly demanding markets.”

“This licensing agreement demonstrates the calibre of Partners actively producing high-performance products with the ARM10 family cores and the further commitment to ARM technology,” said Takio Ishikawa, president, ARM KK. “By licensing the core, Toshiba is broadening its opportunity in the embedded market and demonstrating the strength of the ARM Partnership, which contributes to future growth in the technology sector generally.”

About ARM
ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

About Toshiba Corporation
Toshiba Corporation is a leader in the development and manufacture of electronic devices and components, information and communication systems, consumer products and power systems. The company’s ability to integrate wide-ranging capabilities, from hardware to software and innovative services, assure its position as an innovator in diverse fields and many businesses. In semiconductors, Toshiba continues to build on its world-class position in NAND flash memories, analog devices and discrete devices and to promote its leadership in the fast growing system-on-chip market. Toshiba has approximately 166,000 employees worldwide and annual sales of over US$47 billion. Visit Toshiba’s website at www.toshiba.co.jp/index.htm.

ENDS

ARM and Jazelle are registered trademarks of ARM Limited. ARM7, ARM9, ARM10, ARM1026EJ-S and AMBA are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Contact Details:

ARM PRESS OFFICE: 0208 996 4141

James Lambert Text 100 Public Relations 0208 996 4137 james.lambert@text100.co.uk	Michelle Spencer ARM 01628 427780 Michelle.Spencer@arm.com

Drennan du Plooy Text 100 Public Relations 0208 996 4131 mailto:drennan.duplooy@text100.co.uk

Toshiba Press Contact Toshiba Corporation Makoto Yasuda : Tel +81-3-3457-2105 E-mail : press@toshiba.co.jp

Toshiba America Electronic Components, Inc. Deborah Chalmers Tel: + 1-408-526-2454 deborah.chalmers@taec.toshiba.com

Toshiba Electronics Europe GmbH Angela Murphy Tel: +44 (0)1276 694730/+49 211 5296 254 angela.murphy@teu.toshiba.co.uk

Item 2.

Key message points for analysts and journalists

  Summit licenses ARM CCM model family for its Visual Elite ESC Platform
  Enables developers of ARM Powered® systems to create and simulate their hardware and software design components in a highly featured design flow and reduce time-to-market
  Combination of Visual Elite’s design methodology and ARM CCM model technology offers developers a design strategy for faster development of complex next-generation products.

SystemC-based development platform seamlessly integrates the
ARM CCM model family

BURLINGTON, MASS AND CAMBRIDGE, UK - Sept. 2, 2003 - Summit Design, Inc., a leading provider of electronic system-level (ESL) design solutions and methodologies, and ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced that Summit has extended its EDA Partnership agreement with ARM and has licensed the ARM® Cycle-Callable Models (CCMs) for distribution with Summit’s Visual Elite ESC product.

Visual Elite ESC is a SystemC-based hardware/software, co-design and co-verification environment with integrated Instruction Set Simulator (ISS) models for target processors. Visual ESC’s high-level design methodology, together with its tight link into the ARM CCMs, will offer developers a design strategy for faster development of complex next-generation products.

ARM CCMs are transaction-accurate simulation models of ARM processors, designed to be easily integrated with custom cycle-based simulators. Each CCM contains a high-

speed cycle-based behavioral model, an ARM debug interface and ARM memory interface.

“This extension of our EDA Partnership agreement with Summit Design will provide developers of ARM Powered® systems with a highly featured co-design flow to create and simulate their hardware and software design components in a co-design environment,” said Noel Hurley, manager of EDA Alliances, ARM. “Executable System models, enabled by ARM’s Cycle-Callable Models, will significantly enhance the hardware and software co-design process and reduce overall time-to-market.”

Visual Elite ESC is a new generation ESL solution that enables the modeling and verification of system-level hardware with the system software, and provides architecture and performance modeling and analysis. The Visual Virtual Prototype allows users to create an executable model of the system, incorporating the embedded processor model. This model provides the software development team with a development and testing platform before the hardware has been implemented. This significantly reduces time-to-market by months.

“The agreement with ARM is a strategic milestone for us,” said Rami Rachamim, director of Marketing, Summit Design. “ARM is the industry leader with their RISC technology, and is also one of the main driving forces for SystemC and ESL. We are seeing an increasing demand for high level modeling and performance analysis capabilities for ARM core-based platforms and we are providing those solutions leveraging ARM’s Cycle Callable Models”

Visual Elite ESC possesses the verification speed afforded by SystemC and transaction-level communication, while achieving highly accurate ISS performance. It provides powerful debugging and tracing capabilities for both hardware and software, including assembly and source level debugging.

About Visual Elite

Visual Elite is a high performance, high-level C/C++ and SystemC functional and architectural modeling and verification environment. The environment supports a comprehensive design and verification flow from high-level specifications, through to partitioning and verification. Visual Elite enables engineers to quickly capture and analyze system concepts, verify the design, and take it down to HDL RTL implementation.

About ARM
ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, handheld computing, multimedia, digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

About Summit Design
Summit Design is a leading international supplier of software products addressing engineering challenges met during the specification and implementation design phases of complex hardware/software systems. The world's top electronics companies use Summit Design's products to increase engineering productivity, shorten time-to-market, and improve product quality. Summit Design is headquartered in Burlington, Mass. with offices in Europe, Japan, Israel, and ROA. For more information on Summit and its products, visit http://www.sd.com

ENDS

ARM and ReallView are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Visual Elite is a trademark of Summit Design, Inc.

For more information, contact:

Summit Design	ThinkBold Corporate Communications, LLC
Anat Zimmerman	Francine Bacchini
+972.9.9708771	+1.408.267.6602
anatz@sd.com	francine@thinkbold.com

ARM

Michelle Spencer
+44 1628 427700
michelle.spencer@arm.com

Item 3.

Key points:

•

ARM and Doulos have jointly developed a new training course for licensees of the PrimeXsys Platform. The training will enable Partners to quickly and easily develop a wide range of ARM Powered applications.

•	This new course on the PrimeXsys Platform further demonstrates ARM’s commitment to enabling developers to bring innovative products to market faster.

•	Doulos is an ARM Approved Training Center and an experienced and recognized leader for SoC and ASIC design methodologies.

DOULOS AND ARM DELIVER NEW COURSE FOR PRIMEXSYS
PLATFORM VERIFICATION

New course enables Partners to accelerate the creation and delivery of ARM
Powered(R) devices

RINGWOOD, UK AND CAMBRIDGE, UK – Sept. 3, 2003 – Doulos, Europe’s leading independent SoC design and verification training company, and ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced a new training course for licensees of the ARM® PrimeXsys™ Platform. The jointly developed course will educate ARM Partners on the key elements of the PrimeXsys Platform verification methodology and environment, speeding the creation and delivery of leading-edge digital devices.

“Doulos has worked to integrate ARM’s leading-edge design methodologies and platform technologies with our unrivalled training material to bring a valuable resource to ARM Partners,” said Rob Hurley, managing director at Doulos. “By incorporating our expertise into one training session, we are providing ARM Partners with the knowledge necessary to easily and rapidly develop a wide range of ARM Powered® application-focused devices using the PrimeXsys Platform.”

ARM and Doulos will deliver the training material jointly worldwide with one instructor from each company. This comprehensive hands-on training course will

-more-

provide an introduction to the PrimeXsys Platform verification strategy and Verisity’s Specman Elite™ for verification of systems for the AMBA™ on-chip interconnect specification.

“Doulos has been providing training in Europe for over a decade and is already an ARM Approved Training Center,” said Chris Shore, ATC Program manager at ARM. “This collaboration has enabled us to provide a comprehensive training course on our PrimeXsys Platform while supporting Specman Elite verification technology, which will enable our Partners to learn how to extend the verification environment to their own IP.”

The ARM PrimeXsys Platform provides the standard framework for the creation and delivery of leading-edge digital devices, by providing a licensable, extendable product comprising hardware, software and verification methodology tools. Current licensees include NeoMagic, Sanyo and ST.

The PrimeXsys Platform course is part of the ARM Training Program, which was established in 1994 to satisfy the growing demand for training in ARM technology for ARM semiconductor Partners, OEMs and design centers worldwide. For more information about ARM training courses, please visit http://www.arm.com/arm/training

About ARM
ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in markets such as portable communications, hand-held computing, multimedia digital consumer and embedded solutions.

About Doulos
Doulos is the leader for independent know-how in leading edge methodologies for SoC, FPGA/CPLD and ASIC design. They have set the industry standard for high quality training development and delivery for more than 12 years, with a portfolio that now covers system level design and verification, as well as hardware design. The design know-how partner for more than 600 companies across 14 countries, Doulos’ in-house expertise supports training and project services in a wide range of design domains including:SystemCTM, e, SystemVerilog, Handel-C, VHDL, Verilog®, Perl, Tcl/Tk, and design verification.

-ENDS-

ARM and ARM Powered are registered trademarks of ARM Limited. AMBA and PrimeXsys are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

MEDIA CONTACTS:

ARM
Michelle Spencer
Tel: +44 1628 427780
email: michelle.spencer@arm.com

Doulos
Rachael Mundy
Tel: +44 (0)1425 471223
Email: rachael.mundy@doulos.com

Item 4.

Key points for journalists and analysts:

  This announcement is a major endorsement of ARM’s microprocessor technology by one of the world’s leading semiconductor companies
  ST’s extension of its existing license ensures ARM technology continues to be used in a wide range of applications, expanding the number of ARM Powered® products produced by OEMs worldwide
  The additional licensing of the ARM1026EJ-S and ARM1136JF-S cores gives STMicroelectronics access to ARM’s latest and most powerful microprocessor cores, incorporating Jazelle technology and powerful multimedia capability for high-end consumer devices

ARM ANNOUNCES EXTENSION OF COMMITMENT TO THE ARM
ROADMAP BY STMICROELECTRONICS AND LICENSING OF TWO
ADVANCED MICROPROCESSOR CORES

CAMBRIDGE, UK – Sept. 15, 2003 –ARM, [(LSE:ARM);(Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced that STMicroelectronics (NYSE:STM) has extended its ARM® technology license. This extension will enable STMicroelectronics to continue to design and manufacture products based on a broad range of ARM microprocessor cores.

In addition, STMicroelectronics has licensed two of the most advanced ARM microprocessor cores, the ARM1026EJ-S™ core and the award-winning ARM1136JF-S™ core, as part of its ongoing commitment to the ARM architecture.

STMicroelectronics has been a prominent ARM Partner since its first license in 1998 for the industry-leading ARM7TDMI® core. Since then, STMicroelectronics has used ARM technology in a broad range of wireless and networking applications, and has also used ARM microprocessor cores to provide its customers with complex SoC solutions in the automotive and printer markets.

“ARM works closely with its Partners to ensure they are able to deliver innovative ARM Powered® products, and this latest agreement with STMicroelectronics enables the continued use of ARM technology in a wide range of applications,” said Mike

Inglis, EVP, Marketing, ARM. “STMicroelectronics’ extension of their existing license is a major endorsement of ARM microprocessor technology by one of the world’s leading semiconductor companies.”

“STMicroelectronics technology based on the ARM architecture continues to deliver real value to our customers, and our partnership with ARM not only gives existing customers stability, but also shows where STMicroelectronics is headed in the future,” said Bernard Fontan, director of Strategic Planning in ST’s Telecom, Peripherals & Automotive Groups. “This new agreement provides a very good opportunity to create innovative new products that combine the latest ARM technology with our expertise in mobile communications, convergence and multimedia applications.”

About ARM
ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, handheld computing, multimedia, digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

- ends –

ARM, ARM Powered and ARM7TDMI are registered trademarks of ARM Limited. ARM1026EJ-S and ARM1136JF-S are trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co.Ltd.; and ARM Belgium N.V.

ITEM 5.

  ARM’s technology is used in the majority of GSM and CDMA-based devices, and this announcement will see ARM Powered devices based on the new SCDMA standard.
  China is potentially one of the largest markets for wireless technology, and this announcement confirms ARM as a significant player in this emerging market.
  Datang is the second organization in China to license ARM technology based on the ARM9 microprocessor family, and brings the number of ARM Partners in mainland China to five.

DATANG LICENSES ARM TECHNOLOGY FOR CHINESE WIRELESS
APPLICATIONS

Combination of ARM core plus development tools put ARM at heart of wireless technology in China

CAMBRIDGE, UK – Sept. 16, 2003 – ARM, [(LSE: ARM) (Nasdaq: ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions, and Datang Telecom Technology and Industry Group, one of the pioneers of China’s maturing telecommunications industry, today announced that Datang has licensed the ARM946E™ microprocessor core. The SCDMA baseband signal processor chip based on the ARM946E core developed by Datang will come out in the first quarter next year and is the first wireless baseband signal processor chip with self-owned intellectual property in China.

“Datang’s aim is to develop powerful, media rich telecommunication devices for the Chinese market, which will propel SCDMA devices to the forefront of wireless technology not only in China, but worldwide,” said Yanhui Yang, vice president, Datang. “Licensing the ARM946E core through the ARM® Foundry Program gives us access to the advanced ARM microprocessor technology, which in turn will put advanced wireless applications into the hands of Chinese consumers.”

As part of the agreement, Datang has also licensed the ARM Embedded Trace Macrocell (ETM9™) solution for advanced system-on-chip (SoC) debug. The ETM9 solution will enable Datang to quickly and cost-effectively debug their ARM946E core-based solutions.

“ARM technology has already been proven to be the preferred microprocessor solution in existing GSM, CDMA, and other wireless networks where high performance at a low cost is key,” said Jun Tan, president, ARM China. “As more networks migrate to data rich 3G services, ARM will provide real time high-performance cores for basebands, such as the ARM946E core, and a high-performance application processor like the ARM926EJ-S™ core, which will enable a new breed of advanced multimedia devices. This agreement between Datang and ARM places ARM at the heart of wireless technology in China.”

About ARM
ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-on-chip (SoC) designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com

About Datang Telecom Technology Co. Ltd.
Datang Telecom Technology Co. Ltd., was founded in 1993 as a venture between the China Academy of Telecommunications Technology (CATT) and a number of government-backed research and development institutes, creating a telecommunication-focused group with more than seven thousand employees. As one of the leaders of Chinese maturing telecommunication industry, Datang is both a promising and prosperous telecommunication equipment manufacturer with a large coverage of product lines as well as one of the major telecom manufacturers with self-owned intellectual property rights. Datang’s products are adopted in over 30 provinces in China. Datang also exploits actively overseas markets. By now, Datang has exported products to Mid-Asia, Southeast Asia, Europe and America.

- ends -

ARM is a registered trademark of ARM Limited. ARM946E, ARM926EJ-S and ETM9 are trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

ITEM 6.

Key points for analysts and journalists

  The strategic partnership between ARM and Microsoft ensures each company’s technology is optimized to fully complement the other to provide a proven development and manufacturing environment for creating next generation devices.
  The relationship between ARM and Microsoft increases the presence of ARM cores as well as Windows CE operating environment in the market while simultaneously providing the companies with the opportunity to enter new markets.
  ARM and Microsoft are reinforcing their commitment to deliver increased functionality and performance to silicon partners and device manufacturers.
  Microsoft and ARM’s co-operation has resulted in new partner development efforts and solutions for applications running on Windows CE .NET and powered by ARM microprocessors. The ARM Consortium has yielded a greater range of choices and exciting new IP offerings that are designed for specific devices such as multimedia, consumer electronics, digital imaging, gateways, set-top boxes and VoIP phones.

MICROSOFT AND ARM ANNOUNCE EIGHT NEW SILICON VENDORS
ARE DEVELOPING SOLUTIONS FOR WINDOWS CE .NET 4.2
Global Vendors Centrality Communications, Cirrus Logic, Conexant, Globespan Virata,
LSI Logic, MagicEyes, NVIDIA and Sharp Microelectronics of the Americas
Enable Range of ARM Core-Based, Windows CE-Powered Devices

REDMOND, Wash., and CAMBRIDGE, UK — Sept. 16, 2003 — Microsoft Corp. and ARM today announced that eight new silicon vendors — Centrality Communications, Cirrus Logic Inc., Conexant Systems Inc., Globespan Virata, LSI Logic Corp., MagicEyes Digital Co. Ltd., NVIDIA Corp. and Sharp Microelectronics of the Americas — will develop ARM® core-based solutions optimized for Microsoft® Windows® CE .NET 4.2.

The solutions developed by these companies will further extend the underlying performance, functionality and power efficiency of innovative, next-generation consumer devices. These silicon vendor solutions join existing ARM core-based solutions from vendors including Intel Corp., Motorola Inc.’s Semiconductor Products Sector, NeoMagic Corp., Samsung Electronics Company Ltd. and Texas Instruments Inc. to provide customers with a greater range of new intellectual property (IP) offerings designed for device categories such as multimedia, consumer

- more -

Microsoft and ARM Announce Eight New Silicon Vendors Are Developing Windows CE .NET 4.2 Solutions	Page 2

electronics, digital imaging, gateways, set-top boxes and voice over Internet protocol (VoIP) phones.

“The close level of technical collaboration between Microsoft, ARM and its licensees has resulted in increased shipments and broadened opportunities for Windows CE .NET running on ARM processors,” said Todd Warren, general manager of the Embedded Devices Group at Microsoft. “These relationships have yielded a wide range of choices and exciting new IP offerings to OEMs designing emerging device categories like multimedia, consumer electronics, digital imaging, gateways, set-top boxes and VoIP phones.”

“The need to integrate hardware, software and communications protocols has made the development of consumer electronics increasingly complex,” said Mike Inglis, executive vice president of marketing at ARM. “It is therefore vital that developers and providers of ARM technology-based solutions work together with industry leaders like Microsoft to develop the features and functionality that will enable the delivery of innovative devices that the market has come to expect. Through our close collaboration, we will be able to ease the development path and help device manufacturers easily and cost-efficiently deliver ARM Powered®, Windows CE .NET products that will meet consumer demands.”

Second Annual Executive Summit Promotes Learning and Opportunity
Starting tomorrow, ARM and Microsoft will hold their second annual Executive Summit, a two-day event that will provide 80 attendees from 40 ARM Partner companies with the opportunity to participate in the development of innovative consumer devices and applications running on Windows CE .NET and powered by ARM microprocessors. The summit enables ARM silicon Partners to provide input into the technology and business road maps for Windows CE .NET and ARM microprocessors, which will result in greater innovation and choice of devices for customers and faster time to market for device manufacturers designing the next generation of “smart” devices. The relationship between Microsoft and ARM has delivered increased functionality and performance to silicon partners and device manufacturers of innovative consumer electronics since 1996.

- more -

Microsoft and ARM Announce Eight New Silicon Vendors Are Developing Windows CE .NET 4.2 Solutions	Page 3

The summit is an invitation-only event that will share confidential technology road maps and marketing strategies. Topics covered at the summit will include Pocket PCs, Smartphones, “Media2Go,” Windows Media®, VoIP phones, network gateways, Internet Protocol set-top boxes (IP-STBs), Windows Automotive, Visual Studio® and the Microsoft .NET Compact Framework.

Development in Breadth of Device Categories
The additional collaboration and commitment of eight new silicon vendors that are developing solutions brings the number to 15, demonstrating wide support from industry leaders for ARM and Windows CE .NET-based solutions. The collaboration accelerates the innovation of a range of devices such as VoIP phones, multimedia players and network gateways, as well as the efforts already in motion for personal digital assistants and smart phones. ARM and Windows CE .NET-based solutions in these device categories are expected to be delivered by original device manufacturers and original equipment manufacturers during 2004.

Microsoft’s software and ARM’s hardware leadership provide device manufacturers with a means to leverage ARM silicon Partners’ innovations and integrated development environment to increase functionality and performance and achieve faster time to market for their products.

About the ARM Consortium for Windows CE .NET
The ARM Consortium for Windows CE .NET was born out of the need to respond to increased demand for Windows CE .NET 4.2 support on ARM processors to build next-generation 32-bit connected devices that enable rich applications and services. ARM and Microsoft have come together to combine their industry expertise and provide partner members with a means to speed and optimize development efforts. Membership in the consortium is available to all ARM silicon Partners that want to take advantage of the rich Windows CE .NET 4.2 operating system with ARM Powered solutions, which include a wide array of ARM cores and processors. Microsoft provides all the necessary components that enable ARM core-based solutions for the Windows CE .NET device platform.

About Windows CE .NET

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Microsoft and ARM Announce Eight New Silicon Vendors Are Developing Windows CE .NET 4.2 Solutions	Page 4

The Windows CE .NET embedded operating system combines an advanced, real-time operating system with the most powerful tools for rapidly creating the next generation of smart, connected, small-footprint devices. The latest version, Windows CE .NET 4.2, expands upon the solid foundation developed in previous Windows CE versions by providing more secure and scalable networking, faster performance, richer multimedia and Web-browsing capabilities, and greater application compatibility across Windows CE-based devices. Windows CE .NET 4.2 includes features that create innovative solutions and deliver differentiated user experiences such as performance-based kernel enhancements and two additional preconfigured design templates for VoIP phones and gateways. In addition, Windows CE .NET 4.2 includes the latest Windows technologies, such as Microsoft Internet Explorer 6, Windows Media 9 Series codecs and controls, the Microsoft .NET Compact Framework 1.0, and a number of other newly supported protocols and services that provide even greater interoperability among PCs, servers, Web services and devices.

About ARM
ARM (LSE: ARM; Nasdaq: ARMHY) is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com/.

About Microsoft
Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and Internet technologies for personal and business computing. The company offers a wide range of products and services designed to empower people through great software —any time, any place and on any device.

END

Microsoft, Windows, Windows Media and Visual Studio are either registered trademarks or trademarks of Microsoft Corp. in the United States and/or other countries.

- more -

Microsoft and ARM Announce Eight New Silicon Vendors Are Developing Windows CE .NET 4.2 Solutions	Page 5

ARM and ARM Powered are registered trademarks of ARM Ltd. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Ltd.; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

For more information, press only:

Deborah Sommer, Waggener Edstrom, (425) 638-7000, deborahs@wagged.com
Ted Roduner, Waggener Edstrom, (425) 638-7000, tedr@wagged.com
Carolina Noguera, Text 100, (415) 836-5990, carolinan@text100.com
Michelle Spencer, ARM, +44 1628 427780, Michelle.Spencer@arm.com
Rapid Response Team, Waggener Edstrom, (503) 443-7070, rrt@wagged.com

Note to editors: If you are interested in viewing additional information on Microsoft, please visit the Microsoft Web page at http://www.microsoft.com/presspass/ on Microsoft’s corporate information pages. Web links, telephone numbers and titles were correct at time of publication, but may since have changed. For additional assistance, journalists and analysts may contact Microsoft’s Rapid Response Team or other appropriate contacts listed at http://www.microsoft .com/presspass/contactpr.asp.

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Microsoft and ARM Announce Eight New Silicon Vendors Are Developing Windows CE .NET 4.2 Solutions	Page 6

Industry Speaks Out in Support of ARM and Microsoft Executive Summit

“Two years ago, Centrality made a strategic decision to develop our ARM core-based Atlas processor platform using the Microsoft Windows CE .NET software environment. Centrality has leveraged the ARM9 family and Windows CE .NET foundation to gain significant traction in the handset, PDA and automotive worldwide markets. By coupling Centrality’s highly integrated Atlas SoC with the tools and support from ARM and Microsoft, Centrality’s customers can dramatically reduce their time to market along with their manufacturing costs.”

—	Chi-Shin Wang CEO Centrality Communications

“Windows CE .NET’s flexibility and time-to-market advantages complement those of Cirrus Logic’s EP9312, an ARM920T core-based universal SoC processor. With the EP9312’s power-efficient high-performance integration, OEMs are able to deliver innovative consumer entertainment solutions with a variety of interface options in addition to Windows CE .NET’s feature-rich application base.”

—	Jean Anne Booth Director of Marketing Cirrus Logic

“As the popularity of broadband-enabled services within the digital home has grown, so has the consumer’s expectation for reliable, higher-performance devices at reasonable prices. Whether it is a residential gateway, an application such as voice over IP, a set-top box or other digital home solution, we believe that Conexant’s ARM core-based semiconductor solutions and Microsoft’s feature-rich Windows CE .NET operating system are key enabling technologies that will allow manufacturers globally to satisfy their increasingly knowledgeable and demanding customer base.”

—	Chee Kwan Vice President of Broadband Access Products

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Microsoft and ARM Announce Eight New Silicon Vendors Are Developing Windows CE .NET 4.2 Solutions	Page 7
—	Conexant

“The combination of Globespan Virata’s ARM core-based communication processors and Microsoft Windows CE .NET provides the foundation for advanced broadband gateway solutions with flexible networking functionality. From DSL residential gateways to wireless and Ethernet routers, Globespan Virata’s Windows CE .NET-enabled solutions allow our OEM customers to design customer premise equipment (CPE) that is easy to use and meets the industry demand for increased flexibility and functionality.”

—	Angelo Stephano Vice President of Marketing Globespan Virata

“As the leading provider of ARM technology-compliant processors in Windows CE-based devices, Intel supports industry collaboration that delivers exciting functionality and capabilities while also extending battery life of consumer handheld devices.”

—	Hans Geyer Vice President and General Manager of the PCA Components Group Intel Corp.

“LSI Logic leveraged its system-on-a-chip expertise in conjunction with the performance of a 200MHz ARM922T processor and the ARM development environment to rapidly develop its HomeBASE ADSL CPE platform with industry-leading packet throughput performance. Windows CE .NET’s comprehensive feature set, excellent development environment and ability to work seamlessly with Windows-based PCs provides ADSL customers with access to fully tested, interoperable solutions and extensions supporting WLAN and VoIP.”

—	Kumar Sivakumar Senior Director DSL Product Business Unit LSI Logic

Microsoft and ARM Announce Eight New Silicon Vendors Are Developing Windows CE .NET 4.2 Solutions	Page 8

“We developed two SoCs recently. Both of them use ARM core, and one of them uses two ARM cores in one chip. The combination of ARM technology and Microsoft Windows CE .NET enables us to shorten the development time and provides us flexibility in the mobile application area. The benefit is not only for chip developers like us but also for OEMs in terms of ease of use and great performance.”

—	Michael Cho CEO MagicEyes Digital Co. Ltd.

“Sharp is committed to making it easier for customers to get their products to market faster. Key to our goal is enabling our customers to leverage the potent combination of the leading ARM architectures and the Windows CE .NET operating system. With Sharp’s BlueStreak line of ARM core-based products, customers can now tap the large base of developers already intimately familiar with both the ARM architecture and the Microsoft Windows CE .NET development environment.”

—	Doug Jones Applications Engineering Manager Sharp Microelectronics of the Americas

ITEM 7.

Key message points for journalists and analysts:

•	ARM and Cadence are collaborating to produce Reference Methodologies for the benefit of our mutual customers

•	This ARM and Cadence collaboration provides rapid and predictable implementation of synthesizable ARM soft IP

•	Nanometer signal integrity and crosstalk enabled reference methodology

ARM AND CADENCE ENABLE ARM CORE-BASED DESIGNS THROUGH
THE SILICON DESIGN CHAIN

New Signal Integrity-Enabled Reference Methodology OffersRapid
and Predictable ARM Soft IP Implementation

SAN JOSE, Calif., AND CAMBRIDGE, UK – Sept. 17, 2003 –Cadence Design Systems Inc., (NYSE:CDN), and ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced the availability of the ARM-Cadence Reference Methodology, based on the Cadence® Encounter™ digital IC design platform. Included in the ARM-Cadence Reference Methodology is support for the signal integrity-enabled flow, which incorporates CeltIC™ crosstalk analysis and repair and VoltageStorm™ power grid analysis; core technologies of the Encounter platform.

The ARM-Cadence Reference Methodology is a shrink-wrapped reference flow that provides predictable RTL-to-GDSII implementation for ARM® Partners and enables predictable performance, power and area results. The methodology also provides the accurate abstract models required for SoC integration. The new ARM-Cadence Reference Methodology utilizes all of the Cadence Encounter platform technologies, including the newly acquired Verplex Conformal logic equivalence checker.

“This Reference Methodology represents a significant step for customers of ARM and Cadence in terms of methodology capability,” said Noel Hurley, EDA Relations manager at ARM. “This new, jointly developed reference methodology gives our mutual customers the flexibility to utilize ARM soft IP whilst also reducing possible signal integrity failures, ensuring predictable performance and reducing the overall development time to silicon.”

“The ability to implement ARM soft IP quickly and predictably is critical for the success of today’s nanometer designs. The ARM-Cadence Reference Methodology enables the right mix of technology to tackle this new generation of design,” said Jan Willis, vice president of strategic third-party programs at Cadence Design Systems. “The development of this reference flow is a result of our collaboration with ARM to optimize the silicon design chain for our customers.”

Cadence Encounter platform technologies supported in the ARM-Cadence Reference Methodology include the SoC Encounter™ RTL-to-GDSII System (which includes BuildGates® Synthesis, Cadence Physically Knowledgeable Synthesis, NanoRoute™ Ultra Nanometer Router and CeltIC Crosstalk Analyzer), Fire & Ice® QXC, Assura™ DRC, VoltageStorm Power Grid Verification and Verplex Conformal Logic Equivalence Checker.

The ARM-Cadence Reference Methodology benefits from the extensive experience that Cadence has in delivering nearly 40 successful tape-outs of ARM Powered® designs. Cadence was the first member of ATAP™, the ARM technology access program. In March of 2003, the two companies announced a five-year agreement targeting silicon design chain optimization. This agreement builds on the companies’ existing cooperation on verification, verification acceleration/emulation and signal integrity.

Availability

The ARM-Cadence Reference Methodology will be available from ARM in Q4 2003 (Beta available now) and supports the ARM946E-S™ core initially. ARM-Cadence Reference Methodology support for all other ARM soft cores will be provided in the future.

About ARM
ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multi-media digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com

About Cadence
Cadence is the world’s leader in electronic design technologies, methodology services, and design services. Cadence solutions are used to accelerate and manage the design of semiconductors, computer systems, networking and telecommunications equipment, consumer electronics, and a variety of other electronics-based products. With approximately 5,000 employees and 2002 revenues of approximately $1.3 billion, Cadence has sales offices, design centers, and research facilities around the world. The company is headquartered in San Jose, Calif., and traded on the New York Stock Exchange under the symbol CDN. More information about the company, its products and services is available at www.cadence.com.

-end-

Cadence and the Cadence logo are registered trademarks of Cadence Design Systems, Inc. Cadence BuildGates is a registered trademark of Cadence Design Systems, Inc. Cadence Encounter, CeltIC, NanoRoute and Assura are trademarks of Cadence Design Systems, Inc. All trademarks are the property of their respective owners.

ARM and ARM Powered are registered trademarks of ARM Limited. ARM946E-S and ATAP are trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

For more information, please contact:
Judy Erkanat
Cadence Design Systems
408-897-2302
jerkanat@cadence.com

Karin Gilles
The Hoffman Agency
408-975-3038
kgilles@hoffman.com

Item 8.

Key points for analysts and journalists:

•	ARM-Synopsys RM is a mature product that works with all synthesizable ARM processor cores.

•	ARM-Synopsys RM has been extended to include Signal Integrity Tools

•	SI is an increasingly important factor in performance and yield for 0.13u and smaller silicon processes.

PROVEN ARM-SYNOPSYS REFERENCE METHODOLOGY EXPANDED TO SUPPORT SYNOPSYS' GALAXY SIGNAL INTEGRITY SOLUTION

ARM Adopted Flow Now Enhanced with Comprehensive Signal Integrity (SI) Capabilities Including
Analysis and Prevention

MOUNTAIN VIEW, Calif., and CAMBRIDGE, UK – Sept. 22, 2003 – Synopsys, Inc. (Nasdaq:SNPS), the world leader in semiconductor design software, and ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced that the ARM-Synopsys Reference Methodology, first introduced in 2001, now supports Galaxy™ SI, a comprehensive signal integrity (SI) solution within the Galaxy Design Platform. The ARM-Synopsys Reference Methodology has been established as the proven, complete solution for all ARM® synthesizable microprocessor cores and has been integrated into the standard deliverables for the ARM1136JF-S™ core. Adding signal integrity enhancements to address crosstalk delay, noise (glitch), IR (voltage) drop and electro-migration to the ARM-Synopsys Reference Methodology now provides ARM Partners with a complete SI-aware implementation solution for all ARM synthesizable processor IP. Extending the ARM-Synopsys Reference Methodology that ARM has delivered to more than 20 of its largest Partners enables them to adopt SI enhancements, including analysis and prevention, within an existing proven flow.

Many ARM Partners plan to implement chips using silicon processes at 90 nanometers and below, which means consideration of signal integrity issues early in the design flow has become an important step in the design process. The SI-aware Reference Methodology supports crosstalk prevention and optimization during routing in Astro™ and signoff in PrimeTime® SI.

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ARM-Synopsys Reference Methodology Expanded to Support Synopsys’ Galaxy SI	Page 2

“Three years ago, we started working on the ARM-Synopsys Reference Methodology, this has been continuously refined and augmented. This Reference Methodology is used as a standard flow inside ARM for hardening IP. We have had success in multiple hardening projects and we are currently working on timing closure at 90 nanometers,” said Simon Segars, executive vice president of Engineering, ARM. “Complete, integrated reference flows have already been delivered to our ARM1136JF-S core Partners, the new signal integrity capability, enables our Partners to resolve noise and cross-talk issues through the use of Synopsys’ PrimeTime SI and Astro-Xtalk™.”

The proven ARM-Synopsys Reference Methodology forms the foundation methodology for ARM’s preferred core hardening and modeling solution. It significantly streamlines the process used by ARM Partners to port synthesizable ARM microprocessor cores to their chosen technologies, by potentially reducing the time required to harden and model the core from months to weeks.

“The ARM-Synopsys Reference Methodology 4.1 has enabled Agere Systems’ Design Center in Ascot, UK to successfully develop several ARM core implementations. This methodology has indeed provided us with adaptable, well documented and easy to modify scripts that cover the entire range of implementation activities,” commented Dave Whittlesea, senior ASIC design engineer, Agere Systems. “Agere plans to use the enhanced ARM-Synopsys Reference Methodology in our future projects to take full advantage of our advanced process technology.”

“The ARM-Synopsys Reference Methodology provides comprehensive support for cross-talk, noise, IR drop and electromigration,” said Rich Goldman, vice president of Strategic Market Development at Synopsys, Inc. “This SI-aware methodology extends the collaborative flow that ARM and Synopsys have developed over the past three years and delivered since 2001.”

Since the creation of the ARM-Synopsys Reference Methodology, Synopsys has provided core hardening and integration services to licensees of ARM synthesizable IP — including successful core hardening projects undertaken directly for ARM.  By fully leveraging the Reference Methodology and expanded Galaxy SI solution in production design flows, Synopsys

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ARM-Synopsys Reference Methodology Expanded to Support Synopsys’ Galaxy SI	Page 3

Professional Services’ ARM technology-certified design centers create ARM core-based design implementations that are optimized to customer requirements for speed, power, and silicon area.

Availability
ARM has adopted and standardized on the ARM-Synopsys Reference Methodology in its deliverables for all synthesizable processor IP.  The ARM-Synopsys Reference Methodology supports ARM’s entire synthesizable processor portfolio including the ARM7TDMI-S™ core, the ARM7EJ-S™ core, the ARM926EJ-S™ core, the ARM946E-S™ core, the ARM966E-S™ core, the ARM1026EJ-S™ core and the ARM1136JF-S core. Version 5 of the ARM-Synopsys Reference Methodology is expected to be available beginning November 1, 2003, at no charge to ARM Partners. Synopsys Professional Services offers core hardening and integration services to ARM Partners, supplementing the service capabilities offered by ARM.

About ARM
ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’‘s microprocessor cores are rapidly becoming a volume RISC standard in markets such as portable communications, hand-held computing, multimedia digital consumer and embedded solutions.

About Synopsys
Synopsys, Inc. (Nasdaq:SNPS) is the world leader in electronic design automation (EDA) software for semiconductor design. The Company delivers technology-leading semiconductor design and verification platforms to the global electronics market, enabling the development of complex systems-on-chips (SoCs). Synopsys also provides intellectual property and design services to simplify the design process and accelerate time-to-market for its customers. Synopsys is headquartered in Mountain View, California, and has more than 60 offices located throughout North America, Europe, Japan and Asia. Visit Synopsys online at http://www.synopsys.com.

ARM-Synopsys Reference Methodology Expanded to Support Synopsys’ Galaxy SI	Page 4

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, including statements regarding the expected date of availability of Version 5 of the ARM-Synopsys Reference Methodology. These statements are based on Synopsys’ current expectations and beliefs. Actual results could differ materially from the results implied by these statements as a result of unforeseen difficulties completing integration of the Galaxy SI solution with the ARM-Synopsys reference methodology and uncertainties attendant to any new product offering, as well other factors contained in Synopsys’ Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2003 filed with the Securities and Exchange Commission.

#      #      #

ARM is a registered trademark of ARM Limited. ARM7TDMI-S, ARM7EJ-S, ARM926EJ-S, ARM946E-S, ARM966E-S, ARM1026EJ-S and ARM1136JF-S are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Synopsys and PrimeTime are registered trademarks of Synopsys, Inc., and Astro, Astro-Xtalk and Galaxy are trademarks of Synopsys. All other trademarks or registered trademarks mentioned in this release are the intellectual property of their respective owners.

Editorial Contacts:

Eileen Hunt	Michelle Spencer
Synopsys, Inc.	ARM
(650) 584-5374	+44 1628 427780
elhunt@synopsys.com	michelle.spencer@arm.com

Pushpita Prasad
Edelman Public Relations
(650) 429-2723
Pushpita.prasad@edelman.com

Item 9.

Key points for journalists and analysts:

•

Authored alongside leading industry specialists, the specification addresses the technical aspects of integration of DSP cores with ARM microprocessor cores in system-on-chip (SoC) designs, solving a major industry design problem.

•	Partners will now benefit from a greatly reduced process and design and verification timeline with optimized system performance.

•	The availability of this specification will further accelerate time-to-market and allow significant reductions in system development cost.

ARM ANNOUNCES AVAILABILITY OF DSP INTERFACE SPECIFICATION

Standard DSP interface specification to accelerate time-to-market and reduce system development cost.

CAMBRIDGE, UK – Sept. 29, 2003 – ARM [(LSE:ARM}; Nasdaq: ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced the immediate availability of its Digital Signal Processing (DSP) Interface Specification. The specification, which addresses the technical aspects of integration of DSP cores with ARM® cores and other microprocessor cores in system-on-chip (SoC) designs, will help solve a major industry design problem.

Digital devices of the future will offer greatly enhanced functionality and integrate many features into a single unit. As they evolve to deliver this advanced functionality, devices such as portable audio players, mobile phones and set-top boxes will demand greater design challenges by combining a DSP and multiple microprocessor cores in the same SoC.

The new specification addresses this challenge by offering standardization across hardware and software that enables such cores to interconnect. Building on the ARM standardization approach, the specification enables Partners to interface ARM designs and DSP designs as simply as possible. Partners will now benefit from a greatly reduced design and verification timeline and process, with optimized system performance.

The specification will further accelerate time-to-market for multi-core and DSP designs in a similar way that the AMBA™ methodology brings time-to market benefits to system interconnect. The new specification also enables significant reductions in system development cost by offering an out-of-box solution for integrating the two most critical processing engines in integrated circuits.

“We are about to see digital devices becoming much smarter and offering more extensive functionality. The ability to integrate microprocessor and DSP cores will become imperative for the customer design roadmap,” said Matthew Byatt, DSP marketing manager, ARM. “Integration of these two elements is now an important design consideration and ARM and its Partners have developed a standard DSP interface specification that will advance the capabilities of the next generation of digital devices.”

The new specification arises from ARM’s collaboration with industry-leading DSP IP provider LSI Logic and ParthusCeva, the leading licensor or DSP to the semiconductor industry, who have many years of experience in working together in SoC and ASIC.

Editors Note: Consumer Technology titles

Digital Signal Processors (DSPs) are becoming increasingly important components for embedded applications. For example, among the consumer products that rely on DSPs are cell phones, MP3 players, DSL and cable modems, and digital camcorders. Applications using DSPs abound as well in the commercial and industrial markets. Typically, these DSPs interact with conventional microcontrollers (MCUs), forming multicore SoC devices.

About ARM
ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

ENDS

ARMis a registered trademark of ARM Limited. AMBA is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Contact Details:

ARM PRESS OFFICE : 0208 996 4141

Drennan du Plooy	Michelle Spencer
Text 100 Public Relations	ARM
Tel : +44 208 996 4131	Tel : +44 1628 427780
mailto:drennan.duplooy@text100.co.uk	Michelle.Spencer@arm.com

James Lambert
Text 100 Public Relations
Tel : +44 208 996 4137
james.lambert@text100.co.uk

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2003

ARM HOLDINGS PLC. By: /s/ Tim Score Name: Tim Score Title: Chief Financial Officer